Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total Awarded New Offshore Exploration Block in Cameroon

Paris, April 4, 2005 – Total has been awarded the Dissoni exploration block in the offshore Rio del Ray basin as part of a restricted tender issued by the government of Cameroon. Total is the operator with a 50% interest, alongside partner Pecten (Shell group).

The 143-square-kilometer block is located near concessions operated by Total in Cameroon.

The acquisition is in line with Total’s strategy in Cameroon, consisting of seeking opportunities to increase its present acreage held jointly by Total E&P Cameroun (75.4%-owned by Total), state-owned Société Nationale des Hydrocarbures (SNH) and Pecten Cameroon Company.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com